FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 20, 2006

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated November 20, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: November 20, 2006	By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

By: /s/ David Sach

	Name:	David Sach
	Title:	Chief Financial Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
November 20, 2006

ANALYST / INVESTOR VISIT TO GHANA

New York and Stockholm – November 20, 2006 - Millicom International Cellular S.A. ("Millicom") (Nasdaq Stock Market: MICC, Stockholmsbörsen: MIC), is today holding a presentation for analysts and investors at its operation in Ghana, before conducting a tour of the capital, Accra, which will include visits to Tigo dealerships and E-PIN outlets, to demonstrate how Millicom’s ‘Triple A’ business model is being implemented.

During the presentation, Marc Beuls, President and CEO of Millicom, will announce that revenues for Ghana in October 2006 increased by 147% from October 2005. Ghana was the fastest growing operation in Millicom in October.

The full presentation will be available on Millicom’s website on November 22, 2006.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has cellular operations and licenses in 17 countries. The Group’s cellular operations have a combined population under license of approximately 433 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone: +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 7798 576 378
Investor Relations

Visit our web site at: www.millicom.com